Exhibit 11.1

WILLIS LEASE FINANCE CORPORATION
AND SUBSIDIARIES
Computation of Earnings Per Share
(In thousands, except per share data, unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Basic
Earnings:
Net income attributable to common shareholders	$2,447	$2,700	$4,954	$6,981

Shares:
Average common shares outstanding	8,585	8,322	8,495	8,436

Basic earnings per common share	$0.29	$0.32	$0.58	$0.83

Assuming full dilution
Earnings:
Net income attributable to common shareholders	$2,447	$2,700	$4,954	$6,981

Shares:
Average common shares outstanding	8,585	8,322	8,495	8,436
Potentially dilutive common shares outstanding	263	474	309	493
Diluted average common shares outstanding	8,848	8,796	8,804	8,929

Diluted earnings per common share	$0.28	$0.31	$0.56	$0.78

Supplemental information:

The difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Options/Stock Issuance Plan and restricted stock issued under the 2007 Stock Incentive Plan.

The calculation of diluted earnings per share for the three months ended June 30, 2012 excluded from the denominator zero options and zero restricted stock awards granted to employees and directors because their effect would have been anti-dilutive. The calculation of diluted earnings per share for the three months ended June 30, 2011 excludes from the denominator zero options and 3,750 restricted stock awards granted to employees and directors because their effect would have been anti-dilutive.

The calculation of diluted earnings per share for the six months ended June 30, 2012 excluded from the denominator zero options and 198 restricted stock awards granted to employees and directors because their effect would have been anti-dilutive. The calculation of diluted earnings per share for the six months ended June 30, 2011 excludes from the denominator zero options and zero restricted stock awards granted to employees and directors because their effect would have been anti-dilutive.